000-17741

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E. 2-28-06

FORM 10-KSB

06040919

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **FEBRUARY 28, 2006**

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

Commission file number **000-17741**

EPOLIN, INC.
(Name of Small Business Issuer in Its Charter)

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 03 2006
WASH., D.C. 213

New Jersey (State or other jurisdiction of incorporation or organization)	**22-2547226** (I.R.S. Employer Identification Number)
358-364 Adams Street **Newark, New Jersey** (Address of principal executive offices)	**07105** (Zip Code)

Issuer's telephone number, including area code: **(973) 465-9495**

Securities registered under Section 12(b) of the Exchange Act: **None**

Securities registered under Section 12(g) of the Exchange Act: **Common Stock (no par value)**

Check whether the Issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. [ ]

Check whether the Issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

State Issuer's revenues for its most recent fiscal year: $3,700,853.

As of May 1, 2006, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Issuer (8,259,310 shares) was approximately $7,433,000. The number of shares outstanding of the Common Stock (no par value) of the Issuer as of the close of business on May 1, 2006 was 11,966,355.

Documents Incorporated by Reference: Portions of the definitive proxy statement for the Annual Meeting of Stockholders to be held in 2006 are incorporated by reference into Part III hereof.

Transitional Small Business Disclosure Format: Yes [ ] No [X]

EPOLIN, INC.

TABLE OF CONTENTS

Forward-Looking Statements

This report contains certain forward-looking statements and information relating to the Company that are based on the beliefs and assumptions made by the Company's management as well as information currently available to the management. When used in this document, the words "anticipate", "believe", "estimate", and "expect" and similar expressions, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Certain of these risks and uncertainties are discussed in this report under the caption "Uncertainties and Risk Factors" in Part I, Item 1 "Description of Business". The Company does not intend to update these forward-looking statements.

PART I

Item 1. Description of Business.

Introduction

Epolin, Inc. ("Epolin" or the "Company"), which was incorporated in the State of New Jersey in May 1984, is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of dyes and dye formulations. Our business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Our principal offices are located at 358-364 Adams Street, Newark, New Jersey 07105 and our telephone number is (973) 465-9495. The Company's web-site can be accessed at www.epolin.com.

Our wholly-owned subsidiary, Epolin Holding Corp. ("Epolin Holding"), was incorporated in the State of New Jersey as a real estate holding company. Epolin Holding became a wholly-owned subsidiary in January 1998.

Following completion of the Company's public offering in 1989, our revenues were then primarily generated through the synthesis and sale of specialty organic chemical products. Building upon this base, the Company singled out near infrared dye technology as a most promising product line and since 1991 has emphasized the development, manufacture and sale of these dyes.

Paralleling the growth of the dye business, we maintain a level of production and sales of specialty products made on a custom basis. These include additives for plastics, thermochromic materials for use in paints as well as other specialty chemicals made in low volume to sell at prices that reflect the value of the product. However, unlike the dye business, we do not expect our specialty chemical business to grow.

Unless the context otherwise requires, all references herein to the "Company" refer to Epolin, Inc. and its consolidated subsidiary, Epolin Holding Corp.

Infrared Dyes

Based upon our years of experience in the specialty dye business, we believe that the Company possesses the largest offering of near infrared (NIR) dyes in the world. Our Epolight™ NIR dyes absorb in the near infrared region of the electromagnetic light spectrum which is 700nm to 1600nm. However, we are unaware of any statistical evidence available to support or contradict the belief that Epolin is the largest NIR dye producer.

Epolight™ dyes are sold as pure crystalline dyes or formulated dye mixtures. The Company can also incorporate its dyes into customized liquid inks or thermoplastics pellets which it sells. Applications for our products cover several markets which are discussed in the following subsections:

Eye Protection

We provide dye products to the safety industry that absorb or block harmful radiation generated by industrial welding. International specifications dictate that welding eyewear must absorb specific amounts of light radiation, including the NIR light, to protect workers from serious and long term eye damage. We also develop and market dye products to the laser eye protection industry. The original applications for laser protective eyewear were for the military. Recent growth of lasers as tools in the medical industry has also been a positive driver to our eye protection business. A special area of interest to us is the potential use of our technology in sunglasses. Consumers are increasingly aware of the risk of macular degeneration due to long term exposure to the sun's harmful NIR light waves.

We offer our eye protection absorbers in the physical form of Epolight™ dye powders and also Luminate™ dye pellets.

Security Ink

We have a growing business in the sale of Epolight™ NIR dyes and Epolight™ NIR screen inks to the security industry. Our NIR products have limited visibility to the human eye but can be easily "seen" or read by near infrared diodes or sensors. This feature makes our ink products viable tools to thwart counterfeiting and fraud in the areas of bank cards, currency, secure documents and consumer goods.

Light Management

The other market areas for our technology rely on our ability to engineer filters that provide absorption or transmission of specific light wavelengths in the ultra violet, visible light and near infrared portions of the electromagnetic spectrum. The ability to "manage light" draws customers with filter applications as diverse as thermal shields for windows, optoelectronics, automatic on-off light sensors and infrared "night vision" used by the military.

Specialty Chemical Products

Although we are heavily engaged in the manufacture and sale of dyes, we maintain a level of production and sales of specialty products made on a custom basis. This custom business, which does not represent greater than 10% of reported profits or losses of the Company, involves the preparation and sale of a variety of specialty chemical products on behalf of companies that sell into the adhesives, plastics, aerospace, pharmaceutical and flavors and fragrance industries.

Our products primarily serve as intermediates, additives or process aids for complex chemical formulations. Raw materials utilized in connection with the preparation of specialty chemical products are either available from chemical suppliers or made by us in our own facilities.

Effect of Compliance with Government Regulation

Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. Although we believe that our manufacturing processes do not result in the emission of volatile organic vapors into the atmosphere, and that we are not in violation of any State or Federal environmental regulations, the Company is required to comply with such regulations with respect to manufacture, storage and/or disposal of toxic materials. To our knowledge, we are in compliance with present regulations. However, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect our business. In addition, we are subject to the State of New Jersey Industrial Site Recovery Act (ISRA), which, among other requirements, requires us to obtain prior approval before relocating our facilities or consummating a transaction that would result in a change in control of the Company. Our facilities are subject to inspection to ascertain whether the Company has complied with State environmental regulations. While we believe the Company has complied with such regulations, there can be no assurance that we will not be required to incur expenses to remedy any future environmental violations discovered. The Company registers all new and proprietary products with the Toxic Substances Control Agency (TSCA) which is required in order for us to offer for sale any new chemical product. No assurances can be given that such registrations will be approved for any new product.

During the years ended February 28, 2006 and February 28, 2005, we expended approximately $21,000 and $18,000, respectively, for compliance with environmental laws. Actual costs to be incurred in future periods may vary from the foregoing costs, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, we do not expect that any sum we may have to pay in connection with environmental matters would have a materially adverse effect on the Company's financial condition or results of operations in any one year.

Sources and Availability of Raw Materials

We purchase chemicals from several large chemical manufacturers and then further processes them into our saleable products. Although the Company limits itself to a relatively small number of suppliers, we are not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. During the year ended February 28, 2006, no significant difficulties were encountered in obtaining adequate supplies of raw materials.

Research and Development

We believe that we have developed substantial research and development capability. Our efforts are devoted to (i) developing new products to satisfy defined market needs, (ii) providing quality technical services to assure the continued success of our products for our customers' applications, (iii) providing technology for improvements to our products, processes and applications, and (iv) providing support to our manufacturing plant for cost reduction, productivity and quality improvement programs.

In addition, we have made a commitment of resources to research and development for new dyes and for improvement of our capability to provide technical services to our dye customers. New applications are pursued by a Director of Research under the direction of Murray S. Cohen, Ph.D., our Chairman of the Board. Several programs for near infrared dyes are in various stages of commercialization, as generally described above. The Company's website is a constant source of new development ideas, as the scientific community is aware of our expertise in the field of NIR dyes.

New applications under development are in the following general markets: credit cards, heat blocking films; laser eye protection, military (night vision); document verification, military applications; welding and laser eye protection; medical devices; tagants; and hot melt additives. Such research and development activities are primarily undertaken with a specific customer in mind. Management believes that the practice of developing new applications directly for specific customers reduces the inherent risk of the development portfolio. Nevertheless, there can be no assurance that such research and development activities with specific customers in mind will lead to any significant sales of such new products. Because of the uncertainty of these efforts, revenue projections and estimated completion dates are difficult to measure.

During the years ended February 28, 2006 and February 28, 2005, the amounts spent on research and development activities were approximately $447,000 and $408,000, respectively. All research and development costs are borne by the Company.

Competition

Although we generally experience, in management's opinion, limited competition in all areas of our business, other dye companies exist which sell infrared dyes. In most cases, however, management believes that such other dye companies do not offer the broad range of dyes as offered by us nor can such other companies provide the level of technical service as provided by us. We believe that our extensive assortment of dyes, product performance, quality, technical and customer support, and price are all important factors in our competitiveness. In the future, other companies may change their policy and widen their offerings and expand their technical service. This will present the Company with a challenge to its pricing structure and competitive position.

Technological Obsolescence

The chemical and plastics industry is characterized by rapid technological changes. Although the near infrared dyes that form the major portion of our product line have been used in protective eyewear since 1976, the field has proven to be an active one for other applications and we must anticipate competition to develop. To remain competitive, the Company has committed itself to make capital investments to maintain its position as a key dye supplier in this field. For example, there can be no assurance that our dye technology will not be rendered less competitive, or obsolete, by the development by others of new methods to achieve laser safety and other forms of eye protection. Furthermore, to remain competitive, we may be required to make large, ongoing capital investments to develop and produce dyes at competitive prices. There is no assurance that can be given that the funds for such investments will be available to us.

Patents and Proprietary Protection

We do not rely upon patents for protection of our dye business. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to the Company's proprietary technologies.

Sales

A material portion of our business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 28, 2006, approximately 43.9% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 29.6% of sales. During the year ended February 28, 2005, approximately 50.4% of sales were to three customers. Two of these customers, located in the Eastern United States, accounted for 44.0% of sales.

Employees

We presently employ ten persons on a full time basis. Our employees are not represented by labor unions. We believe that relations with our employees are good.

Uncertainties and Risk Factors

In addition to other information and financial data set forth elsewhere in this report, the following risk factors should be considered carefully in evaluating the Company.

OPERATING RESULTS MAY FLUCTUATE. Our operating results may fluctuate because of a number of factors, many of which are beyond our control. Some of these factors that affect our results but which are difficult to control or predict are: the reduction, rescheduling or cancellation of orders by customers whether as a result of slowing demand for our products, stockpiling of our products or otherwise; fluctuations in the timing and amount of customer requests for product shipments; fluctuations in product life cycles; changes in the mix of products that our customers buy; competitive pressures on selling prices; the ability of our customers to obtain products from their other suppliers; and general economic conditions.

DEPENDENCE ON KEY CUSTOMERS. Our customers are concentrated, so the loss of one or more key customers could significantly reduce our revenues. In fiscal 2006, approximately 43.9% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 29.6% of sales. The loss of any of these customers could have a material adverse effect on the Company.

TECHNOLOGICAL CHANGES. The chemical and plastics industry is characterized by rapid technological changes, so our success depends heavily on our ability to develop and introduce new products. In this regard, we must make ongoing capital investments to develop and produce dyes at competitive prices. There is no assurance that can be given that the funds for such investments will continue to be available to us.

COMPETITION. Although we generally experiences, in management's opinion, limited competition in all areas of our business, other dye companies exist which sell infrared dyes. In most cases, however, management believes that such other dye companies do not offer the broad range of dyes as offered by us nor can such other companies provide the level of technical service as provided by us. We believe that our extensive assortment of dyes, product performance, quality, technical and customer support, and price are all important factors in our competitiveness. In the future, other companies may change their policy and widen their offerings and expand their technical service. This will present us with a challenge to our pricing structure and competitive position.

ENVIRONMENTAL REGULATION. Manufacturers of chemical products are subject to extensive Federal and State environmental regulations. While we believe the Company has complied with such regulations, there can be no assurance that we will not be required to incur expenses to remedy any future environmental violations discovered. In addition, no assurances can be given that future regulations will not be adopted, compliance with which will result in substantial expense to, and otherwise adversely affect our business.

PATENTS AND PROPRIETARY PROTECTION. We do not rely upon patents for protection of our dye business. There can be no assurance that others may not independently develop the same, similar or alternative technologies or otherwise obtain access to our proprietary technologies.

SOURCES AND AVAILABILITY OF RAW MATERIALS. We purchase chemicals from several large chemical manufacturers and then further process them into its saleable products. Although we limit ourselves to a relatively small number of suppliers, we are not restricted to such suppliers, and Management believes the availability to such raw materials is widespread. Nevertheless, there can be no assurance that raw materials will continue to be easily obtainable. Any difficulty in obtaining raw materials would have a material adverse effect on our business.

WE ARE DEPENDENT ON KEY PERSONNEL INCLUDING OUR EXECUTIVE OFFICERS. Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The market for such persons remains competitive and the relative small size of the Company may make it more difficult for us to recruit and retain qualified persons. In addition, and since we are a small company, a loss of one or more of our current officers could severely and negatively impact our operations.

DIVIDENDS. During fiscal 2005, the Company did not pay any cash dividends. During fiscal 2006, the Company paid one cash dividend of $0.02 per share in August 2005. Subsequent to the end of fiscal 2006, the Company approved the adoption of a dividend policy under which the Company will issue a regular annual cash dividend on shares of its Common Stock. The amount of the dividend, record date and payment date will be subject to approval every year by the Board of Directors. As a result, any such future dividends will depend on earnings, other financial requirements and other factors, many of which may be beyond the control of the Company.

OUR STOCK PRICE MAY EXPERIENCE VOLATILITY. The market price of the Common Stock, which currently is listed in the OTC Bulletin Board, has, in the past, fluctuated over time and may in the future be volatile. We believe that there are a small number of market makers that make a market in our Common Stock. The actions of any of these market makers could substantially impact the volatility of our Common Stock.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144. Many of the shares of Common Stock presently held by management and others are "restricted securities" as that term is defined in Rule 144, promulgated under the Securities Act. Under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, may, under certain circumstances sell within any three-month period a number of shares which does not exceed the greater of 1% of the then outstanding shares of Common Stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who is not an affiliate of the Company and who has satisfied a two-year holding period. Such holding periods have already been satisfied in many instances. Therefore, actual sales or the prospect of sales of such shares under Rule 144 in the future may depress the prices of our securities.

OUR COMMON STOCK IS A PENNY STOCK. Our Common Stock is classified as a penny stock, which is traded on the OTCBB. As a result, an investor may find it more difficult to dispose of or obtain accurate quotations as to the price of the shares of the Common Stock. In addition, the "penny stock" rules adopted by the Securities and Exchange Commission subject the sale of the shares of the Common Stock to certain regulations which impose sales practice requirements on broker-dealers. For example, broker-dealers selling such securities must, prior to effecting the transaction, provide their customers with a document that discloses the risks of investing in such securities. Furthermore, if the person purchasing the securities is someone other than an accredited investor or an established customer of the broker-dealer, the broker-dealer must also approve the potential customer's account by obtaining information concerning the customer's financial situation, investment experience and investment objectives. The broker-dealer must also make a determination whether the transaction is suitable for the customer and whether the customer has sufficient knowledge and experience in financial matters to be reasonably expected to be capable of evaluating the risk of transactions in such securities. Accordingly, the Commission's rules may result in the limitation of the number of potential purchasers of the shares of the Common Stock. In addition, the additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in the Common Stock, which could severely limit the market of our Common Stock.

LIMITATIONS OF THE OTCBB CAN HINDER COMPLETION OF TRADES. Trades and quotations on the OTCBB involve a manual process that may delay order processing. Price fluctuations during a delay can result in the failure of a limit order to execute or cause execution of a market order at a price significantly different from the price prevailing when an order was entered. Consequently, one may be unable to trade in our Common Stock at optimum prices.

THE OTCBB IS VULNERABLE TO MARKET FRAUD. OTCBB securities are frequent targets of fraud or market manipulation, both because of their generally low prices and because OTCBB reporting requirements are less stringent than those of the stock exchanges or NASDAQ.

INCREASED DEALER COMPENSATION COULD ADVERSELY AFFECT STOCK PRICE. OTCBB dealers' spreads (the difference between the bid and ask prices) may be large, causing higher purchase prices and less sale proceeds for investors.

Except as required by the Federal Securities Law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this Form 10-KSB or for any other reason.

Item 2. Description of Property.

We presently occupy approximately 19,500 square feet of manufacturing, warehouse and administrative space in Newark, New Jersey which property the Company has occupied since June 1989. The property is currently owned by Epolin Holding Corp. ("Epolin Holding"), our wholly-owned subsidiary. We presently occupy the property pursuant to a lease, effective November 1, 1996, which was for an initial term of five years with three five years options with annual rent of $97,740 subject to annual adjustments based on increases in the Consumer Price Index. The first five year option has been exercised which has extended the lease to October 31, 2006. Such rent includes real estate taxes and insurance expenses. Management believes that the current facility is adequate for the foreseeable future.

Effective November 1, 2002 and through August 2005, we subleased approximately 2,500 square feet of our space to a non-related party to operate an optics and security inks laboratory at an annual rent of $36,000. Commencing as of September 2005, new arrangements have been agreed upon for such space with a different non-related party to operate a laboratory at an annual rental of $18,000. Such sublease shall terminate on October 31, 2007.

Item 3. Legal Proceedings.

There are no material pending legal proceedings to which the Company is a party or to which any of its property is subject.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted during the fourth quarter of the fiscal year covered by this report to a vote of security holders.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities.

Market Information

The Company's Common Stock is presently being traded in the over-the-counter market under the symbol "EPLN" and is listed on the OTC Bulletin Board. The following chart sets forth the range of the high and low bid quotations for the Company's Common Stock for each period indicated. The quotations represent prices between dealers and do not include retail markups, markdowns, commissions or other adjustments and may not represent actual transactions.

Period	Bid Prices	
Fiscal year ended February 28, 2006:	**High**	**Low**
March 1, 2005 to May 31, 2005	$.59	$.45
June 1, 2005 to Aug. 31, 2005	$.65	$.50
Sept. 1, 2005 to Nov. 30, 2005	$.65	$.55
Dec. 1, 2005 to Feb. 28, 2006	$.76	$.56
Fiscal year ended February 28, 2005:	**High**	**Low**
March 1, 2004 to May 31, 2004	$.65	$.45
June 1, 2004 to Aug. 31, 2004	$.60	$.48
Sept. 1, 2004 to Nov. 30, 2004	$.60	$.47
Dec. 1, 2004 to Feb. 28, 2005	$.60	$.50

Holders

As of May 1, 2006, there were approximately 280 stockholders of record of the Company's Common Stock. This does not reflect persons or entities that hold their stock in nominee or "street name".

Dividends

During fiscal 2005, the Company did not pay any cash dividends. During fiscal 2006, the Company paid one cash dividend of $0.02 per share in August 2005. Subsequent to the end of fiscal 2006, the Company approved the adoption of a dividend policy under which the Company will issue a regular annual cash dividend on shares of its Common Stock. The amount of the dividend, record date and payment date will be subject to approval every year by the Board of Directors. In accordance with the new dividend policy, in April 2006, the Board of Directors declared and the Company paid the first regular annual cash dividend of $0.02 per share in May 2006.

Recent Sales of Unregistered Securities

In fiscal 2004, the Company issued 137,500 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $29,375, and in fiscal 2005, the Company issued 25,000 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $6,250. In fiscal 2006, the Company issued 100,000 shares of Common Stock pursuant to an employment agreement and issued 30,000 shares of Common Stock upon exercise of previously granted stock options at an aggregate exercise price of $8,300.

In addition, in fiscal 2004, the Company granted an aggregate of 162,000 stock options exercisable at $.35 per share (the "2004 Stock Options"); in fiscal 2005, the Company granted an aggregate of 100,000 stock options exercisable at $.51 per share; and, in fiscal 2006, the Company granted an aggregate of 200,000 stock options exercisable at $.54 per share. In addition, in fiscal 2006, the Company cancelled the 2004 Stock Options and issued an equal number of replacement stock options to holders of the 2004 Stock Options exercisable at $.41 per share. All of such stock options expire five or ten years after the date granted and are subject to various vesting periods.

All of such securities were issued in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, for "transactions by the issuer not involving any public offering".

Equity Compensation Plan Information

Information regarding equity compensations plans, as of February 28, 2006, is set forth in the table below:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average Exercise price of Outstanding options, Warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	-0-	-0-	-0-
Equity compensation plans not approved by security holders	557,000	$0.44	413,000
Total	557,000	$0.44	413,000

The foregoing equity compensation plan information relates to the stock options granted under the 1998 Stock Option Plan, as well as 100,000 stock option granted outside of the plan to Greg Amato.

Small Business Issuer Purchases of Equity Securities

Information regarding repurchases made by the Company of shares of its Common Stock during the fourth quarter of the fiscal year ended February 28, 2006, is set forth below:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares That May Yet be Purchased Under the Plans or Programs[1]
Dec. 1, 2005 to Dec. 31, 2005	-0-	-0-	-0-	203,000
Jan. 1, 2006 to Jan. 31, 2006	-0-	-0-	-0-	203,000
Feb. 1, 2006 to Feb. 28, 2006	5,000	$0.72	5,000	198,000
Total	5,000	$0.72	5,000	198,000

---

(1) In August 2001, the Board of Directors of the Company authorized a 500,000 share stock repurchase program. Pursuant to the repurchase program, the Company may purchase up to 500,000 shares of its common stock in the open market or in privately negotiated transactions from time to time, based on market prices. The Company indicated that the timing of the buyback of the Company's shares will be dictated by overall financial and market conditions and other corporate considerations. The repurchase program may be suspended without further notice. During the fiscal year ended February 28, 2006, a total of 5,000 shares were repurchased at a cumulative cost of $3,600; during the fiscal year ended February 28, 2005, a total of 50,000 shares were repurchased at a cumulative cost of $29,750; during the fiscal year ended February 29, 2004, a total of 184,000 shares were repurchased at a cumulative cost of $103,405; during the fiscal year ended February 28, 2003, a total of 32,500 shares were repurchased at a cumulative cost of $18,624; and, during the fiscal year ended February 28, 2002, a total of 30,000 shares were repurchased at a cumulative cost of $14,837.

Item 6. Management's Discussion and Analysis or Plan of Operation.

The following discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto appearing elsewhere in this report and is qualified in its entirety by the foregoing.

Executive Overview

Epolin, Inc. (the "Company") is a specialized chemical company primarily engaged in the manufacturing, marketing, research and development of infrared dyes, laser absorbing dyes and infrared dye formulations. Our business is heavily weighted towards the development, manufacture and sale of near infrared dyes. Applications for these dyes cover several markets that include laser protection, welding, sunglasses, optical filters, glazing and imaging and security inks and tagants. We also manufacture specialty chemicals for certain chemical manufacturers.

We have succeeded in growing over the last decade based on the development, application and manufacture of near infrared dyes. Although we do not rely upon patents for protection of our dye business, no competitors, to our knowledge, actively market the large variety and volume of infrared dyes as sold by us. Furthermore, we have embarked on an aggressive campaign to make our dyes easier to use. In this regard, we offer technical service support for extrusion and injection molding of our dyes with a variety of resin substrates. Our dyes can now be uniquely formulated to each customer's specifications and manufactured in our own facility. In addition, we hold a broad range of dyes in inventory for immediate sale.

We sell our products to manufacturers of plastics/resins, credit cards, electronics, glass and other basic materials. Our customers are located in all regions of the world, although a material portion of our business is dependent on certain domestic customers, the loss of which could have a material effect on operations. As the service economy continues to dwarf the manufacturing sector in the United States, we anticipate that our products will be increasingly used by manufacturers located abroad. During the year ended February 28, 2006, approximately 43.9% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 29.6% of sales. During the year ended February 28, 2005, approximately 50.4% of sales were to three customers. Two of these customers, located in the Eastern United States, accounted for 44.0% of sales. The loss of one or more key customers could have a material adverse effect on the Company.

Results of Operations

The following table sets forth operations data expressed as a percentage of sales.

	Years Ended	
	February 28, 2006	February 28, 2005
Sales	100%	100%
Cost of sales	38.9	40.1
Gross Profit	61.1	59.9
Selling, general and administrative	37.3	31.7
Operating Income	23.8	28.2
Income before taxes	25.4	29.7
Net income (after taxes)	16.1	17.5

Sales

Sales increased from $2,880,000 for the year ended February 28, 2005 to $3,701,000 for the year ended February 28, 2006, an increase of $821,000 or 28.5%. During fiscal 2006, sales generally increased in all of the Company's products with the exception of specialty chemicals for which sales decreased in fiscal 2006 compared to the prior fiscal year. Especially encouraging, however, was the fact that we experienced strong increases in sales in our newer product areas, such as our newer security inks and coatings products. Sales overseas also improved, especially in Japan, Korea and Taiwan and sales also increased in Europe. During fiscal 2006, sales increased $261,000 in Asia, from $307,000 in fiscal 2005 to $568,000 in fiscal 2006. In Europe, sales increased $172,000 from $149,000 in fiscal 2005 to $321,000 in fiscal 2006. We also increased our sales in North America from $2,423,000 in fiscal 2005 to $2,700,000 in fiscal 2006, an increase of $377,000. The sales level of $3,701,000 which we achieved in fiscal 2006 was an all-time high for the Company and was a year in which we experienced our greatest growth since the period from 1991 to 2002.

While we believe the Company has remained strong in the sale of dyes in its traditional markets of welding and eye protection, sales did remain relatively stagnant from fiscal 2002 through fiscal 2005. In order to increase the level of sales of our traditional dyes products, we have begun to place greater emphasis on technical service as mentioned above which has resulted in sales to customers who have not used our products before as well as new uses of such dye products by regular customers. We have also increased our sales in dyes for the newer security inks products which is an area we expect to achieve strong growth.

Gross Profit

Gross profit, defined as sales less cost of sales, was $2,263,000 or 61.1% of sales for the year ended February 28, 2006 compared to $1,725,000 or 59.9% of sales for the year ended February 28, 2005. In terms of absolute dollars, gross profit increased $538,000 although gross profit percentage only increased 1.2% due primarily to increased material and overhead costs resulting in lower margins and an increase in certain variable costs.

Cost of sales was $1,438,000 for the year ended February 28, 2006 which represented 38.9% of sales compared to $1,155,000 for the year ended February 28, 2005 which represented 40.1% of sales. Total cost of materials increased $226,000 in fiscal 2006 compared to the prior year primarily due to increases in material and overhead costs and outside processing costs resulting from the increase in product orders achieved in fiscal 2006. Total factory overhead also increased $61,000 in fiscal 2006 compared to prior year primarily due to increases in research and development salaries, research and development outside services and increases in maintenance and repairs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased to $1,381,000 or 37.3% of sales for the year ended February 28, 2006 from $914,000 or 31.7% of sales for the year ended February 28, 2005, an increase of $466,000. Such increase, in absolute dollars and as a percentage of sales, in selling, general and administrative expenses for fiscal 2006 compared to the prior fiscal year was primarily due to increases in officers' salaries and employee benefits, together with increases in commission expenses (resulting from an increase in sales which are subject to commissions), and increases in professional fees. We have recently restructured a certain commission relationship which we have historically maintained which should reduce our commission expenses in the future.

Operating Income

Operating income, in terms of absolute dollars, increased to $882,000 in fiscal 2006 from $811,000 in fiscal 2005, an increase of $71,000. Nevertheless, as a percentage of sales, operating income decreased to 23.8% of sales in fiscal 2006 from 28.2% of sales in fiscal 2005. This decrease is primarily due to the fact that while we achieved a growth in sales of $821,000 in fiscal 2006 compared to the prior year we also had an increase in our total cost of sales and expenses of $749,000.

Other Income

Total other income for the year ended February 28, 2006 was $56,000 as compared to $44,000 for the year ended February 28, 2005. During fiscal 2006, we realized rental income of $26,000 as compared to $36,000 for the year ended February 28, 2005. Effective November 1, 2002 and through August 2005, we subleased approximately 2,500 square feet of our office space to a non-related party to operate an optics and security inks laboratory at an annual rental of $36,000. Commencing as of September 2005, new arrangements have been agreed upon for such space with a different non-related party to operate a laboratory at an annual rental of $18,000. Our interest income increased, however, to $30,000 for the year ended February 28, 2006 from $8,000 for the year ended February 28, 2005.

Net Income

During fiscal 2006, we reported income before taxes of $938,000 as compared to income before taxes of $855,000 for fiscal 2005. Income taxes were $344,000 for fiscal 2006 compared to $351,000 for the year ended February 28, 2005. The change in income taxes was primarily due to a higher deferred income tax expense in fiscal 2005 compared to fiscal 2006. Net income after taxes was $594,000 or $0.05 per share for the year ended February 28, 2006 as compared to net income after taxes of $504,000 or $0.04 per share for the year ended February 28, 2005.

Net income in the future will be dependent upon our ability to increase revenues faster than we increase our selling, general and administrative expenses, research and development expenses and other expenses. Although we achieved an increase of $821,000 in sales for fiscal 2006 compared to fiscal 2005, we also did incur, in dollars, greater cost of sales and selling, general and administrative expenses for fiscal 2006 compared to the prior year. Certain of these expenses are due to costs and expenses related to a greater emphasis being placed on marketing, sales and technical service. This meant hiring new staff, consultants, continuing efforts to upgrade our facility and developing a new web site. We are encouraged, however, by the growth in our overall sales in fiscal 2006 which was the largest rate of growth we have achieved since our prior growth period from 1992 to 2002.

Operations Outlook

We are currently going through a period of reassessing our direction in order to increase value for our shareholders. Our business, though reasonably healthy, did not grow to the degree management anticipated from 2002 to 2005. While the sales level of $2,880,000 reached during fiscal 2005 was at the time an all time high for the Company, it was not significantly more than the sales level we achieved in 2004 ($2,734,000), 2003 ($2,690,000) or 2002 ($2,550,000). The plateau of sales during that four years was in contrast to the greater sales growth the Company experienced prior to 2002 and beginning in 1991. Based upon these observations, we tried to learn what could be done to stimulate growth and recapture the promise of our early years. Our first task was to draw up a business plan. We believe this highlighted our one major weakness and that was in sales and marketing. The plan showed us that developments coming out of our R&D were not reaching the marketplace and therefore, not commanding their proper attention. Through this teamwork of R&D with marketing, we revamped our web site, streamlined our pricing structure and reached out to our key customers and agents. This was possible because we finally had a team assembled who made scheduled contacts with customers and fed back to us customer's needs as well as changes in the customers requirements. We began to realize that the customer had alternatives which did not necessarily include the use of our dyes. We believe the business plan made clear the necessity of hiring a Sales/Marketing executive (which was accomplished with the hiring of Greg Amato) along with back up technical service help (which has also been accomplished). In order to cover the cost of these additional personnel and place a greater emphasis on company growth, we suspended in fiscal 2005 the cash dividends program which we had been in place during fiscal 2002, 2003 and 2004 in order to place greater emphasis on business growth. With the increase that we achieved in sales in fiscal 2006 of $3,701,000 which was $821,000 greater than the prior year, we believe we are on the road to successfully accomplishing our long term goals.

In this regard, we recognize that our traditional markets - serving welding and eye protection plastics manufacturers - have gone through certain changes over the last few years. Certain customers have consolidated and/or moved manufacturing operations to low-cost countries, usually in the Far East. In some of these countries, eye protection may not be as highly valued by the citizenry. We expect that this market will remain important as a continuing source of revenue. We also now offer fully formulated dye-resin packages to customers for fabrication of finished parts by injection molding. This has allowed us to maintain a strong position in this market. Greater emphasis has recently been placed on sales, marketing and technical support in order to grow our business. The new products that are now the firm underpinnings for future growth are based upon security inks, new visible and infrared dyes and the forward integration of our dyes into formulated pellets. For the year ended February 28, 2006, sales in these new product areas increased $831,000 from the prior year. Sales in these new product areas represented 37.0% of all Company sales for the year ended February 28, 2006 compared to the year ended February 28, 2005 for which sales in these new product areas represented approximately 18.6% of all Company sales. While sales have increased in these new product areas, we have also been able to substantially maintain our sales levels in our traditional markets.

Another factor that was considered in the business plan was management succession. Murray S. Cohen, the Company's Chairman of the Board and our long-time Chief Executive Officer, previously announced his intention to step down as Chief Executive Officer, while continuing to remain as Chairman of the Board and Chief Scientist for the Company. As of January 10, 2006, Dr. Cohen did step down as CEO, and Greg Amato, who has been our

Vice President of Sales and Marketing, was appointed to fill this position. Mr. Amato has been employed by the Company since November 2004 and had been Vice President of Sales and Marketing since January 2005.

Liquidity and Capital Resources

Our primary source of funds is cash flow from operations in the normal course of selling products. On February 28, 2006, we had working capital of $2,603,000, a debt to equity ratio of 0.18 to 1, and stockholders' equity of $3,461,000 compared to working capital of $2,340,000, a debt to equity ratio of 0.17 to 1, and stockholders' equity of $3,098,000 on February 28, 2005. On February 28, 2006, we had $1,515,000 in cash and cash equivalents, total assets of $4,094,000 and total liabilities of $633,000, compared to $1,233,000 in cash and cash equivalents, total assets of $3,635,000 and total liabilities of $537,000 on February 28, 2005.

Net cash provided by operating activities for the year ended February 28, 2006 was $705,000 compared to $836,000 for the year ended February 28, 2005, which change was primarily due to an increase in accounts receivable and a decrease in inventories. Net cash used by investing activities for the year ended February 28, 2006 was $191,000 compared to $128,000 for the year ended February 28, 2005 which change was primarily due to an increase in equipment purchases. For the year ended February 28, 2006, net cash used by financing activities was $232,000 compared to net cash used by financing activities of $24,000 for the year ended February 28, 2005. Such change was due to the payment of the dividend in the second quarter of fiscal 2006 in which $236,000 in cash was paid to the shareholders. There was not a comparable item for the year ended February 28, 2005.

We anticipate, based on currently proposed plans and assumptions relating to our operations, that our current cash and cash equivalents together with projected cash flows from operations and projected revenues will be sufficient to satisfy its contemplated cash requirements for more than the next 12 months. Our contemplated cash requirements for fiscal 2007 and beyond will depend primarily upon level of sales of our products, inventory levels, product development, sales and marketing expenditures and capital expenditures. While we believe the Company has remained strong in the sale of dyes in our traditional markets of welding and eye protection, such sales did not increase in volume in the past few complete fiscal years. As a result, we have begun to place a greater emphasis on sales, marketing and technical support in order to grow our dye business and our newer business in security inks and coatings which we expect to contribute meaningful growth to the Company.

Inflation has not significantly impacted our operations.

Significant Accounting Policies

Our discussion and analysis of the Company's financial condition and results of operations are based upon our consolidated financial statements which have been prepared in conformity with U.S. generally accepted accounting principles. Our significant accounting policies are described in Note B to the consolidated financial statements included elsewhere herein. The application of our critical accounting policies is particularly important to the portrayal of our financial position and results of operations. These critical accounting policies require us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We believe the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of the consolidated financial statements.

Inventories – Our inventories consist of raw materials, work in process, finished goods and supplies which we value at the lower of cost or market under the first-in, first-out method.

Plant, Property and Equipment – Our plant, property and equipment are stated at cost. We compute provisions for depreciation on the straight-line methods, based upon the estimated useful lives of the various assets. We also capitalize the costs of major renewals and betterments. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed and any related gain or loss is reflected in earnings.

Income taxes - We account for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", in which the asset and liability method is used in accounting for income taxes. We recognize deferred taxes for temporary differences between the basis of assets and liabilities for financial statement and for income tax purposes. Temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment and deferred compensation.

Revenue Recognition – We recognize revenue consistent with the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, payments and customer acceptance. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheet. We recognize revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and we are reasonably assured of collecting the resulting receivable. Our policy is to replace certain products that do not conform to customer specifications, however replacements are made at our discretion subject to in house product lab analysis. There are no terms or conditions set forth within our sales contracts that provide for product replacements. We expense replacement costs as incurred.

Stock-based Compensation – We have adopted disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure - an Amendment of FASB Statement No. 123." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment". SFAS 123R revises SFAS No. 123 and supersedes APB 25 to require companies to measure and recognize in operations the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. That cost will be recognized over the vesting period during which an employee is required to provide service in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a ruling that amended the effective date for SFAS 123R. As a result, we will adopt SFAS 123R on March 1, 2006.

Other Information

In August 2001, our Board of Directors authorized a 500,000 share stock repurchase program. Pursuant to the repurchase program, the Company may purchase up to 500,000 shares of its common stock in the open market or in privately negotiated transactions from time to time, based on market prices. The Company indicated that the timing of the buyback of the Company's shares will be dictated by overall financial and market conditions and other corporate considerations. The repurchase program may be suspended without further notice. During the fiscal year ended February 28, 2006, a total of 5,000 shares were repurchased at a cumulative cost of $3,600; during the fiscal year ended February 28, 2005, a total of 50,000 shares were repurchased at a cumulative cost of $29,750; during the fiscal year ended February 29, 2004, a total of 184,000 shares were repurchased at a cumulative cost of $103,405; during the fiscal year ended February 28, 2003, a total of 32,500 shares were repurchased at a cumulative cost of $18,624; and, during the fiscal year ended February 28, 2002, a total of 30,000 shares were repurchased at a cumulative cost of $14,837.

In July 2005, Herve A. Meillat, age 49, was appointed by the Board of Directors of the Company to serve on the Board. From 1986 through 2004, Mr. Meillat was with the Bacou-Dalloz Group ("Bacou-Dalloz"), a world leader in the design, manufacturing and sales of personal protection equipment. While with Bacou-Dalloz, he was Senior Vice President of its eye and face business unit from 2001 to 2004, the President of Dalloz Safety Inc. from 1996 to 2001 and Chief Operating Officer of Christian Dalloz in France from 1989 to 1995.

On January 10, 2006, Murray S. Cohen stepped down as CEO and Greg Amato was elected as Chief Executive Officer of the Company, effective immediately. Mr. Amato, age 49, has been employed by the Company since November 2004 and had been Vice President of Sales and Marketing since January 2005. Dr. Cohen will remain Chairman of the Board and Chief Scientist.

As mentioned above, we did not pay any cash dividends during the fiscal year ended February 28, 2005 but did declare and pay a $0.02 cash dividend in August 2005. Subsequent to the end of fiscal 2006, the Company approved the adoption of a dividend policy under which the Company will issue a regular annual cash dividend on shares of its Common Stock. The amount of the dividend, record date and payment date will be subject to approval every year by the Board of Directors. In accordance with the new dividend policy, in April 2006, the Board of Directors declared and the Company paid the first regular annual cash dividend of $0.02 per share in May 2006.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as defined in Item 303(c) of Regulation S-B.

Item 7. Financial Statements.

See the Financial Statements annexed to this report.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 8A. Controls and Procedures.

The Company's Chief Executive Officer and Principal Financial Officer have reviewed the Company's disclosure controls and procedures as of the end of the period covered by this report. Based upon this review, such officers believe that the Company's disclosure controls and procedures are effective in timely alerting them to material information required to be included in this report. There have been no significant changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 8B. Other Information.

Not applicable.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2006.

Item 10. Executive Compensation.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2006.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2006.

Item 12. Certain Relationships and Related Transactions.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2006.

Item 13. Exhibits.

3.1	Epolin Inc.'s certificate of incorporation as amended[1]
3.2	Epolin Inc.'s by-laws[1]
4.1	Specimen certificate for common stock[1]
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rules 13a-14 and 15d-14 of the Exchange Act)
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)

---

(1) Filed with the Company's Form S-18 Registration Statement SEC File 33-25405-NY.

Item 14. Principal Accountant Fees and Services.

There is incorporated by reference herein information which will be contained in the Company's definitive proxy statement to be filed within 120 days of the Company's year end in connection with the Annual Meeting of Stockholders to be held in 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EPOLIN, INC.
(Registrant)

By: /s/ Murray S. Cohen
Murray S. Cohen,
Chairman of the Board

Dated: May 22, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant, and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Greg Amato Greg Amato	Chief Executive Officer (Principal Executive Officer)	5/22/2006
/s/ Murray S. Cohen Murray S. Cohen	Chairman of the Board, Secretary and Director	5/22/2006
/s/ James Ivchenko James Ivchenko	President and Director (Principal Financial Officer)	5/22/2006
/s/ Morris Dunkel Morris Dunkel	Director	5/22/2006
/s/ James R. Torpey, Jr. James R. Torpey, Jr.	Director	5/22/2006
/s/ Herve A. Meillat Herve A. Meillat	Director	5/23/2006

EPOLIN, INC. AND SUBSIDIARY

FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2006 AND 2005

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
EPOLIN, INC. AND SUBSIDIARY
Newark, New Jersey

We have audited the accompanying Consolidated Balance Sheets of Epolin, Inc. and it's wholly owned Subsidiary as of February 28, 2006 and 2005 and the related Consolidated Statements of Income, Stockholders' Equity and Cash Flows for each of the two years in the period ended February 28, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Epolin Inc. and Subsidiary as of February 28, 2006 and 2005, and the results of its operations and its cash flows for each of the two years in the period ended February 28, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weismann Associates LLC
Weismann Associates LLC
Livingston, NJ 07039

April 19, 2006

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

ASSETS

		February 28,	
		2006	2005
Current assets:			
Cash and cash equivalents	$	1,515,379	1,232,666
Accounts receivable		695,651	553,011
Inventories		647,873	750,416
Prepaid expenses		63,072	49,874
Prepaid taxes		1,599	600
Deferred tax assets-current portion		6,166	2,322
Total current assets		2,929,740	2,588,889
Plant, property and equipment - at cost:			
Land		81,000	81,000
Building and improvements		685,219	584,475
Laboratory equipment		243,958	196,135
Office equipment		113,986	83,647
Leasehold improvements		449,190	449,190
Total		1,573,353	1,394,447
Less: Accumulated depreciation and amortization		794,147	750,104
Net plant, property and equipment		779,206	644,343
Other assets:			
Deferred tax assets-non current portion		170,156	196,051
Cash value - life insurance policy		214,911	206,170
Total other assets		385,067	402,221
Total	$	4,094,013	3,635,453

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND STOCKHOLDERS' EQUITY

	February 28, 2006	February 28, 2005
Current liabilities:		
Accounts payable	$ 11,811	-
Accrued expenses	307,055	243,414
Taxes payable:		
Payroll	1,653	2,322
Income	5,854	3,270
Total current liabilities	326,373	249,006
Other liabilities - Deferred compensation	306,492	288,090
Total liabilities	632,865	537,096
Commitments and Contingencies		
Stockholders' equity:		
Preferred stock, $15.513 par value; 940,000 shares authorized; none issued		
Preferred stock, series A convertible non-cumulative, $2.50 par value; redemption price and liquidation preference; 60,000 shares authorized; 5,478 shares issued and redeemed		
Common stock, no par value; 20,000,000 shares authorized; 12,859,000 and 12,729,000 shares issued, 11,940,355 and 11,815,355 shares outstanding at 2006 and 2005, respectively	2,348,483	2,340,183
Paid-in capital	6,486	6,486
Retained earnings	1,431,711	1,073,620
Total	3,786,680	3,420,289
Less: Treasury stock-at cost	325,532	321,932
Total stockholders' equity	3,461,148	3,098,357
Total	$ 4,094,013	3,635,453

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED FEBRUARY 28, 2006 AND 2005

	2006	2005
Sales	$ 3,700,853	2,880,100
Cost of sales and expenses:		
Cost of sales	1,437,784	1,155,055
Selling, general and administrative	1,380,590	914,130
Total	2,818,374	2,069,185
Operating income	882,479	810,915
Other income:		
Rental income	25,500	36,000
Interest	30,246	7,709
Total other income	55,746	43,709
Income before taxes	938,225	854,624
Income taxes	343,827	351,124
Net income	$ 594,398	503,500
Per share data:		
Basic earnings per common share	$ 0.05	0.04
Fully diluted earnings per common share	$ 0.05	0.04
Weighted average number of common shares outstanding	11,919,688	11,835,910

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEARS ENDED FEBRUARY 28, 2006 AND 2005

	Number of Outstanding Shares	Common Stock	Additional Paid-in-Capital	Retained Earnings	Treasury Shares	Treasury Costs	Stockholders' Equity
Balance - March 1, 2004	12,704,000	$ 2,333,933	6,486	570,120	863,645	(292,182)	2,618,357
Common stock issued for stock option	25,000	6,250	-	-	-	-	6,250
Treasury stock purchased	-	-	-	-	50,000	(29,750)	(29,750)
Net income	-	-	-	503,500	-	-	503,500
Balance - February 28, 2005	12,729,000	$ 2,340,183	6,486	1,073,620	913,645	(321,932)	3,098,357
Balance - March 1, 2005	12,729,000	$ 2,340,183	6,486	1,073,620	913,645	(321,932)	3,098,357
Dividends paid	-	-	-	(236,307)	-	-	(236,307)
Common stock issued for stock option	130,000	8,300	-	-	-	-	8,300
Treasury stock purchased	-	-	-	-	5,000	(3,600)	(3,600)
Net income	-	-	-	594,398	-	-	594,398
Balance - February 28, 2006	12,859,000	$ 2,348,483	6,486	1,431,711	918,645	(325,532)	3,461,148

The accompanying notes are an integral part of these statements.

EPOLIN, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED FEBRUARY 28, 2006 AND 2005

	2006	2005
Cash flows from operating activities:		
Net income	$ 594,398	503,500
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	46,960	34,023
Deferred tax expense	22,051	34,754
Obligation under deferred compensation agreement	18,402	24,079
(Increase) decrease in:		
Accounts receivable	(142,640)	90,570
Inventories	102,543	7,351
Prepaid expenses	(13,198)	7,511
Prepaid taxes	(999)	70,050
Increase (decrease) in:		
Accounts payable	11,811	(1,259)
Accrued expenses	63,641	65,324
Taxes payable	1,915	165
Net cash provided by operating activities	704,884	836,068
Cash flows from investing activities:		
Increase in cash value - life insurance policy	(8,741)	(39,398)
Payments for equipment	(181,823)	(88,434)
Net cash used by investing activities	(190,564)	(127,832)
Cash used from financing activities:		
Issuance of common stock	8,300	6,250
Treasury stock purchased	(3,600)	(29,750)
Dividends paid	(236,307)	-
Net cash used by financing activities	(231,607)	(23,500)
Increase in cash	282,713	684,736
Cash and cash equivalents:		
Beginning	1,232,666	547,930
Ending	$ 1,515,379	1,232,666
Supplemental information:		
Income taxes paid	$ 315,400	302,400

The accompanying notes are an integral part of these statements.

Note A – Organization:

The Company is engaged in the development, production and sale of near infrared dyes to the optical industry for laser protection and welding applications and other dyes and specialty chemical products that serve as intermediates and additives used in the adhesive, plastic, aerospace, credit card security and protective documents industries to customers located in the United States and throughout the world.

The Company's wholly owned Subsidiary, Epolin Holding, Corp., was incorporated in New Jersey as a real estate holding company whose assets consist of land and a building. On January 29, 1998, the Company acquired 100% of the stock in Epolin Holding Corporation. Prior to acquisition, two officers/stockholders of the Company controlled it.

Note B – Summary of Significant Accounting Policies:

Basis of Presentation – The Consolidated Financial Statements reflect all normal and recurring adjustments that, in the opinion of management, are necessary for a fair presentation of the financial position, results of operations and cash flows of the Company for the periods presented. All significant inter-company accounts and transactions have been eliminated.

Cash and Cash Equivalents - Includes cash in bank and money market accounts for purposes of preparing the Statement of Cash Flows.

Concentrations of Credit Risks - The Company and its Subsidiary at various times of the year had cash deposits in financial institutions and a brokerage house in excess of the amount insured by the agencies of the federal government. In evaluating this credit risk, the Company periodically evaluates the stability of the financial institution and brokerage house.

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. Generally, the Company does not require collateral or other securities to support its accounts receivable. Three customers represented 44.5% of the Company's trade receivables at February 28, 2006.

Source of Raw Materials – The Company purchases chemicals from several large chemical manufacturers, further processing them into its saleable products. Although the Company limits itself to a relatively small number of suppliers, it is not restricted to such suppliers, and availability of such raw materials is widespread.

Note B - Summary of Significant Accounting Policies (continued):

Principles of Consolidation - The accompanying Consolidated Financial Statements include the accounts of the Company and Subsidiary. Intercompany transactions and balances have been eliminated in consolidation. Condensed consolidating financial statements for the year ended February 28, 2006 are:

CONDENSED CONSOLIDATING BALANCE SHEET

		Epolin Inc.	Epolin Holding, Corp.	Eliminations	Consolidated
Current assets	$	2,707,943	221,797	-	2,929,740
Non-current assets		1,386,070	652,412	(874,209)	1,164,273
Total	$	4,094,013	874,209	(874,209)	4,094,013
Total liabilities		632,865	148,020	(148,020)	632,865
Stockholders' equity:					
Common stock		2,348,483	-	-	2,348,483
Additional paid-in capital		6,486	-	-	6,486
Retained earnings		1,431,711	726,189	(726,189)	1,431,711
Treasury stock		(325,532)	-	-	(325,532)
Total stockholders' equity		3,461,148	726,189	(726,189)	3,461,148
Total	$	4,094,013	874,209	(874,209)	4,094,013

CONDENSED CONSOLIDATING STATEMENT OF INCOME

		Epolin Inc.	Epolin Holding, Corp.	Eliminations	Consolidated
Sales	$	3,700,853	-	-	3,700,853
Other revenue		-	123,240	(97,740)	25,500
Total		3,700,853	123,240	(97,740)	3,726,353
Cost of sales		1,437,784	-	-	1,437,784
Selling, general and administrative		1,453,742	24,588	(97,740)	1,380,590
Total		2,891,526	24,588	(97,740)	2,818,374
Operating income		809,327	98,652	-	907,979
Other income - interest		26,678	3,568	-	30,246
Income before taxes		836,005	102,220	-	938,225
Income taxes		334,406	9,421	-	343,827
Net income	$	501,599	92,799	-	594,398

Note B – Summary of Significant Accounting Policies (continued):

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts though a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. This allowance is an amount estimated by management to be adequate to absorb possible losses. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Inventories - Consists of raw materials, work in process, finished goods and supplies valued at the lower of cost or market under the first-in, first-out method.

Fair Value of Financial Instruments – The carrying amount of all reported assets and liabilities, which represent financial instruments, approximate the fair values of such amounts due to the nature of their relatively short maturity.

Plant, Property and Equipment - Stated at cost. Provisions for depreciation are computed on the straight-line methods, based upon the estimated useful lives of the various assets.

A summary of the major categories of the Company's plant property and equipment are as follows:

Building and improvements	Straight Line 39 Years
Machinery and equipment	Straight Line 5 – 7 Years
Furniture and Fixtures	Straight Line 7 Years
Leasehold Improvements	Straight Line 10 – 39 Years

The costs of major renewals and betterments are capitalized. Repairs and maintenance are charged to operations as incurred. Upon disposition, the cost and related accumulated depreciation are removed and any related gain or loss is reflected in earnings.

Depreciation and amortization expense totaled $46,960 and $34,023 for the years ended February 28, 2006 and 2005, respectively.

Income taxes – The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", wherein the asset and liability method is used in accounting for income taxes. Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and for income tax purposes. Temporary differences relate primarily to different accounting methods used for depreciation and amortization of property and equipment and deferred compensation.

Note B – Summary of Significant Accounting Policies (continued):

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of expenses during the reporting period. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition – The Company recognizes revenue consistent with the provisions of SEC Staff Accounting Bulletin No. 104, "Revenue Recognition", which sets forth guidelines in the timing of revenue recognition based upon factors such as passage of title, payments, and customer acceptance. Any amounts received prior to satisfying our revenue recognition criteria will be recorded as deferred revenue in the accompanying balance sheet. The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, when title has passed, the price is fixed or determinable, and the Company is reasonably assured of collecting the resulting receivable. The Company's policy is to replace certain products that are in nonconformity with customer specifications; however, replacements are made at the discretion of the Company subject to in house product lab analysis. There are no terms or conditions set forth within the Company's sales contracts that provide for product replacements. Replacement costs are expensed as incurred.

Regulations – The Company expended approximately $21,073 through February 28, 2006, to maintain compliance with certain Federal and State and City government regulations relative to the production of near infrared dyes and specialty chemicals.

Net Income Per Share - Basic net income per share is calculated on the basis of the weighted average number of shares outstanding during the period, excluding dilution. Diluted net income per share is computed on the basis of the weighted average number of shares plus potentially dilutive common shares arising from the assumed exercise of stock options.

Advertising Costs – Advertising costs, included in operating expenses, are expensed as incurred. Advertising expenses amounted to $19,304 and $19,861 for the years ended February 28, 2006 and 2005, respectively.

Note B – Summary of Significant Accounting Policies (continued):

Stock-based Compensation – The Company has adopted disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure - an Amendment of FASB Statement No. 123." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the stock at the date of grant over the amount an employee must pay to acquire the stock.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment". SFAS 123R revises SFAS No. 123 and supersedes APB 25 to require companies to measure and recognize in operations the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. That cost will be recognized over the vesting period during which an employee is required to provide service in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a ruling that amended the effective date for SFAS 123R. As a result, the Company will adopt SFAS 123R on March 1, 2006.

Deferred charges for options granted to non-employees are determined in accordance with FAS No. 123 and EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services"as the fair value of the consideration or the fair value of the equity instruments issued, whichever is more reliably measured.

The weighted average Black-Scholes value of options granted under the stock plans during the years ended February 28, 2006 and 2005 was $.08 and $.10, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

Years Ended February 28,	2006	2005
Weighted average expected life in years	4	5
Dividends per share	0.02	0.04
Volatility	6.0%	6.0%
Risk-free interest rate	4.0%	3.9%

Note B – Summary of Significant Accounting Policies (continued)

Stock-based Compensation – The Company's pro forma net earnings and pro forma earnings per share based upon the fair value at the grant dates for awards under Epolin's plans are disclosed below.

	Years Ended February 28,	
	2006	2005
Net earnings as reported	$ 594,398	503,500
Deduct total additional stock-based employee compensation cost, net of tax that would have been included in net earnings under fair value method	25,800	32,300
Proforma net earnings	$ 568,598	471,200
Basic earnings per share:		
As reported	$ 0.05	0.04
Proforma	$ 0.05	0.04
Average common shares outstanding	11,919,688	11,835,910
Diluted earnings per share:		
As reported	$ 0.05	0.04
Proforma	$ 0.05	0.04
Total diluted common shares outstanding	12,074,197	11,983,455

Note C - Inventories:

	February 28,	
	2006	2005
Raw materials and supplies	$ 38,600	48,194
Work in process	197,228	245,704
Finished goods	412,045	456,518
Total	$ 647,873	750,416

Note D – Income Taxes:

1. Federal and State deferred tax assets include:

	2006	2005
Temporary differences:		
Accelerated amortization	$44,530	74,112
Deferred compensation	131,792	124,261
Total	176,322	198,373
Current portion	6,166	2,322
Non-current portion	$170,156	196,051

2. Income tax expense:

	2006	2005
Current:		
Federal	$255,744	252,840
State	66,032	63,530
Total current	321,776	316,370
Deferred:		
Federal	17,436	27,480
State	4,615	7,274
Total deferred	22,051	34,754
Total	$343,827	351,124

3. Reconciliation of income tax at the statutory rate to the Company's effective rate:

	2006	2005
Computed at the statutory rate	$299,257	290,572
State income taxes (net)	66,032	63,530
(Increase) Decrease in deferred tax asset	22,051	34,754
General business credits	(29,206)	(26,750)
Non-deductible items	(14,307)	(10,982)
Effective tax	$343,827	351,124

Note E – Treasury Stock:

Consists of 918,645 shares as of February 28, 2006 at a net cost of $325,532 and 913,645 shares as of February 28, 2005 at a net cost of $321,932, respectively.

The Company purchased 5,000 shares during the year ended February 28, 2006 and 50,000 shares during the year ended February 28, 2005, respectively.

Note F – Economic Dependency:

A material portion of the Company's business is dependent on certain domestic customers, the loss of which could have a material effect on operations. During the year ended February 28, 2006, approximately 43.9% of sales were to four customers. Two of these customers, located in the Eastern United States, accounted for 29.6% of sales. During the year ended February 28, 2005, approximately 50.4% of sales were to three customers, two of these customers, located in the Eastern United States, accounted for 44.0% of sales.

Note G – Rental Income Under Sublease:

The Company entered into a sublease agreement with a non-related party effective November 1, 2002 through August 31, 2005. Under the terms of the lease, the tenant is to pay a base rent of $36,000 per year. The Company entered into a new agreement with another non-related party effective September 1, 2005 for a term ending October 31, 2007. Under the terms of the new agreement, the tenant is to pay a base rent of $18,000 per year.

Note H – Employee Benefits:

Simplified Employee Pension Plan – Effective June 1, 1994, the Company provides a SAR/SEP plan to its employees as a retirement and income tax reduction facility. Full time employees are eligible to participate immediately. Employees may make pre-tax and after-tax contributions subject to Internal Revenue Service limitations. Company contributions range from three to five percent after completion of one year of service. Employer contributions totaled $49,940 and $40,119 for the years ended February 28, 2006 and 2005, respectively.

Note H – Employee Benefits (continued):

Stock Option Plan – The Company previously adopted The 1986 Stock Option Plan. As of April 1996, under the terms of the Plan, options may no longer be granted. On December 1, 1995, options to acquire up to 490,000 shares of the Company's common stock were granted. Options exercised for all prior years totaled 455,000. Options cancelled for all prior years totaled 35,000. There were no outstanding options as of February 28, 2006.

The Company adopted the 1998 Stock Option Plan on December 1, 1998. Under the terms of the plan, the Company reserved 750,000 shares of common stock for issuance pursuant to the exercise of options to be granted under the Plan, which do not meet the requirements of Section 422 of the Code. On September 15, 2001, the Board of Directors increased the reserve to 1,500,000. Options granted expire five or ten years after the date granted and are subject to various vesting periods as follows: (1) none exercisable prior to the first anniversary of the date of grant, and (2) certain options will become exercisable as to 50% of the shares underlying the option on each of the first and second anniversaries of the date granted (3) certain options will become exercisable as to 50% of the shares underlying the option on each of the second and fourth anniversaries of the date granted. Options exercised through February 28, 2006 totaled 630,000. Options cancelled for all years totaled 155,000, these options are available for future grants.

A summary of the status of the Company's 1998 stock option plan as of February 28, 2006, and the changes during the years ended February 28, 2006 is presented below:

Fixed Options:	Shares	Weighted-Average Exercise Price
Balance – March 1, 2004	392,000	$ .29
Granted	-	-
Cancelled	(45,000)	.30
Exercised	(25,000)	.25
Balance – February 28, 2005	322,000	.30
Granted	200,000	.54
Cancelled	(35,000)	.25
Exercised	(30,000)	.28
Balance – February 28, 2006	457,000	$ .42
Exercisable at February 28, 2006	196,000	

Note H – Employee Benefits (continued):

Stock Option Plan - The following table summarizes information about fixed stock options outstanding at February 28, 2006:

Outstanding Options			Exercisable Options	
Range of Exercise Price	Number Outstanding at 2/28/06	Weighted-average Remaining Contractual Life	Number Exercisable at 2/28/06	Weighted-average Exercise Price
$.25	105,000	0.5 years	105,000	$ .25
.30	25,000	1.8	25,000	.30
.41	127,000	8.0	66,000	.41
.54	200,000	4.3	-	.54

There are 413,000 options attributable to future grants.

Stock Option and Stock-Based Employee Compensation – On November 1, 2004, the Company entered into an "Option Agreement and Investment Agreement" with an employee, the terms of which are as follows:

1. Stock Option - An option to purchase 100,000 shares of common stock at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The option is exercisable only after the completion of the second year of employment.

2. Stock-based Employee Compensation – A grant of 100,000 shares of restricted common stock one year from the date of the agreement, provided the employee is then employed by the Company.

Note I – Segment Reporting:

The Company currently operates in a single operating segment. In addition, financial results are prepared and reviewed by management as a single operating segment. The Company continually evaluates its operating activities and the method utilized by management to evaluate such activities and will report on a segment basis if and when appropriate to do so.

Note I – Segment Reporting (continued):

Sales by geographic area are as follows:

	Years Ended February 28, 2006	2005
United States	$ 2,798,627	2,422,079
Asia	567,848	307,244
Europe	321,143	148,942
Other nations	13,235	1,835
Total	$ 3,700,853	2,880,100

One customer, located in the Eastern United States, accounted for more than 10% of revenues from continuing operations. This customer accounted for 20.5% of sales of which 12.5% was near infrared dyes and 8.0% was security inks.

Long-lived assets include net property and equipment. The Company had long-lived assets of $779,206 and $644,343 located in the United States at February 28, 2006 and 2005, respectively.

Note J - Accrued Expenses:

Accrued expenses consisted of the following as of February 28, 2006 and 2005, respectively:

	2006	2005
Salaries and wages	40,434	21,690
Employment agreement	195,000	172,806
Professional fees	26,900	15,000
Consulting fees	11,840	-
Commissions	20,419	-
Improvements	-	29,847
Property taxes	12,462	4,071
Total accrued expenses	$ 307,055	243,414

Note K - Earnings per Share:

Basic earnings per share are computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock options. The components of basic and diluted earnings per share are as follows:

	Years Ended February 28, 2,006	2005
Basic Earnings Per Common Share:		
Net income	$ 594,398	503,500
Average common shares outstanding	11,919,688	11,835,910
Basic earnings per common share	$ 0.05	0.04
Diluted Earnings Per Common Share:		
Net income	$ 594,398	503,500
Average common shares outstanding	11,919,688	11,835,910
Common shares issuable with respect to options issued to employees with a dilutive effect	154,509	147,545
Total diluted common shares outstanding	12,074,197	11,983,455
Diluted earnings per common share	$ 0.05	0.04

Note L – Commitments and Contingencies:

Losses for contingencies such as litigation and environmental matters are recognized in income when they are probable and can be reasonably estimated. Gain contingencies are not recognized in income.

Lease Obligations:

The company leases its real estate under an operating lease with a related party. The lease effective November 1, 1996 was for a term of five (5) years with three (3) five (5) year options at annual rentals of $97,740. The Cost of Living Index adjustment effective with the second year has been waived by the subsidiary. Rent includes reimbursed insurance costs. Generally, management expects that the lease will be renewed in the normal course of business.

Rental expense charged to operations, eliminated in consolidation, amounted to $97,740 for the years ended February 28, 2006 and 2005, respectively.

Future minimum payments for the current option period:

Fiscal years ending February:	
2007	97,740
2008	97,740
2009	65,160

Deferred Compensation – On December 29, 1995, the Company entered into a deferred compensation agreement with an officer whose additional annual compensation of $19,645 plus interest is deferred until he reaches age 65 or is terminated. The obligation is funded by the cash value in a life insurance policy. Commencing on December 2005, annual payments will be made to the officer in the amount of $32,000 for ten consecutive years.

In connection with this agreement, deferred compensation of $26,212 and $24,080 was charged to selling, general and administrative expenses for the years ended February 28, 2006 and 2005, respectively.

On January 1, 1996, the Company entered into a deferred compensation agreement with another officer wherein $25,000 per year was accrued. This agreement, with unfunded accruals of $79,041, terminated on June 25, 1998, and will be paid upon retirement in either equal consecutive monthly payments for a period not exceeding sixty (60) months or a single payment equal to the then present value of the account, said selection to be at the discretion of the Company.

Note L – Commitments and Contingencies (continued):

Employment Agreements – Effective March 1, 1999, the Company entered into ten-year employment agreements with officers/directors:

Murray S. Cohen, PhD, Chairman of the Board - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 2.00% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

James Ivchenko, President - To be paid an annual salary of not less than the greater of his annual base salary in effect immediately prior to the effective date of the agreement or any subsequently established annual base salary. He is to receive 1.5% on gross annual sales of no more than $3,000,000, effective with the year ended February 28, 2001, increasing by 0.25% a year during the term of the agreement.

Accrued compensation included in selling, general and administrative as of February 28, 2006 and 2005 was $195,000 and $172,806, respectively.

Bonus Agreement – Effective for the year ending February 28, 2006, the company shall pay Gregory Amato, CEO, bonus compensation in an amount equal to ten percent of the increase, if any, in the Company's current year consolidated net income as compared to the consolidated net income for the fiscal year ending February 28, 2005. The term net income shall mean consolidated net income after taxes but before any extraordinary items. For subsequent fiscal years, the employee shall be eligible for cash bonuses in such amounts as determined by the Board of Directors.

Accrued bonus compensation included in selling, general and administrative expenses as of February 28, 2006 was $10,100.

Note M – Dividends:

In June 2003, the Company's Board of Directors declared a cash dividend of two cents per share on all common shares outstanding. The dividend was paid on August 3, 2005 to shareholders of record July 27, 2005.

Note N – Research and Development:

The Company has developed substantial research and development capability. The Company's efforts are devoted to (i) developing new products to satisfy defined market needs, (ii) providing quality technical services to assure the continued success of its products for its customers' applications, (iii) providing technology for improvements to its products, processes and applications, and (iv) providing support to its manufacturing plant for cost reduction, productivity and quality improvement programs. Expenditures for Company sponsored product research and product development of $446,916 and $407,705 were included in cost of sales for the years ended February 28, 2006 and 2005, respectively. Expenditures in 2007 are projected to remain at approximately the same level as in 2006.

Note O – Environmental Matters

The Company's past and present daily operations include activities, which are subject to extensive federal, and state environmental and safety regulations. Compliance with these regulations has not had, nor does the Company expect such compliance to have, any material effect upon expected capital expenditures, net income, financial condition, or competitive position of the Company. The Company believes that its current practices and procedures comply with applicable regulations. The Company's policy is to accrue environmental and related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. No such amounts have been accrued in these statements.